SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D**

Under the Securities Exchange Act of 1934
(Amendment No. 9 )*

i2 Technologies, Inc.
(Name of Issuer)

Common Stock, $0.00025 Par Value
(Title of Class of Securities)

465754208
(Cusip Number)

Brandon Teague
301 Commerce Street, Suite 3200
Fort Worth, Texas 76102
(817) 332-9500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 28, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [     ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of stock reported herein is 4,605,351, which constitutes approximately 17.7% of the 26,038,099 shares of Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.  Unless otherwise stated, all ownership percentages set forth herein assume that there are 21,432,748 shares outstanding.

1.     Name of Reporting Person:

           Amalgamated Gadget, L.P.

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) /   /

3.     SEC Use Only

4.     Source of Funds: OO (See Item 3)

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
          /   /

6.     Citizenship or Place of Organization: Texas

                         7.     Sole Voting Power:  -0-
Number of
Shares
Beneficially      8.     Shared Voting Power:  -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  -0-
Person
With
                        10.     Shared Dispositive Power:  -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

           4,605,351 (1)(2)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
            /   /

13.     Percent of Class Represented by Amount in Row (11): 17.7% (3)

14.     Type of Reporting Person: PN
--------------
(1)     Represents shares of Common Stock obtainable upon conversion of 106,614 shares of the 2.5% Series B Convertible Preferred Stock issued by the Issuer (the "Preferred Stock"), at a conversion rate of 43.1965 shares of Common Stock per share of Preferred Stock.
(2)     The shares are held by Amalgamated Gadget, L.P. for and on behalf of R2 Investments, LDC, or its subsidiary R2 Top Hat, Ltd. (collectively, "R2") pursuant to an Investment Management Agreement.  Pursuant to such Agreement, Amalgamated Gadget, L.P. has sole voting and dispositive power over the shares and R2 has no beneficial ownership of such shares.
(3)     Pursuant to Rule 13d-3(d)(1)(i), the number of shares deemed to be outstanding is 26,038,099.

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated May 5, 2004, as amended by Amendment No. 1 dated June 8, 2004, as amended by Amendment No. 2 dated June 29, 2005, as amended by Amendment No. 3 dated February 6, 2006, as amended by Amendment No. 4 dated March 2, 2006, as amended by Amendment No. 5 dated August 7, 2006, as amended by Amendment No. 6 dated August 14, 2006, as amended by Amendment No. 7 dated September 13, 2007, as amended by Amendment No. 8 dated September 20, 2007 (the "Schedule 13D"), relating to the Common Stock, par value $0.00025 per share (the "Stock"), of i2 Technologies, Inc. (the "Issuer").  Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13D.

ITEM 4.  PURPOSE OF THE TRANSACTION.

Item 4 is amended by adding at the end thereof the following:

As required by the Issuer's advance-notice bylaw, the Reporting Person (on behalf of R2) is notifying the Issuer of its intention to nominate two candidates for election to the board of directors.

As the Reporting Person has previously disclosed, it believes that the time has come to sell the Issuer. In that connection, the Reporting Person continues to support the Issuer's Strategic Review Committee in its efforts to achieve this goal. The Reporting Person believes that the Issuer has valuable assets and attributes, and would make an ideal acquisition for many firms.

The Reporting Person will be disappointed, however, if a transaction cannot be executed at an acceptable price by the Strategic Review Committee's announced target date of January 31, 2008. In that event, the Reporting Person will hold responsible the board that has led the Issuer for the past four years. If a sale cannot be executed by this board-imposed deadline, the Reporting Person consequently believes that it will be in the best interests of the Issuer and its shareholders for a new group of directors to oversee the Issuer's growth and continued operation as a stand-alone company.

According to the Issuer's public filings, its advance-notice bylaw precludes direct shareholder nominations of directors after December 29, 2007. Given the urgent need for a new board in the event of an unsuccessful sale process, the Reporting Person is therefore delivering the required notice to the Issuer of its intention to nominate at the 2008 annual meeting of stockholders two candidates for election to the board of directors. The nominees are J. Coley Clark and Richard L. Hunter. A biographical summary for each nominee is provided below.

The nominees selected are proven business leaders with a successful track record of delivering shareholder value.  These qualified independent directors will bring not only their experience as nationally recognized experts in supply chain management and software business leadership, but will bring the new energy to the board required to meet fresh challenges and position the Issuer for future opportunities.

The Reporting Person is submitting its slate of two nominees reluctantly and only because it has not received assurance from the Issuer that Messrs. Clark and Hunter will be included in the Issuer's slate of directors. The Reporting Person intends that its nominees would replace Michael McGrath and Harvey Cash.

Biographical information for these nominees follows:

Name and Age	Principal Occupation or Employment During the Last Five Years

J. Coley Clark (62)

Chairman of the Board and Chief Executive Officer of BancTec, Inc., a global provider of document and payment processing solutions, since September 2004. Previously, Mr. Clark retired from EDS as Senior Vice President and head of the Financial and Transportation Industry Groups. This $3.5 billion global operating organization supported more than 1,000 customers including Bank of America, ABN AMRO, Citigroup, Commonwealth Bank of Australia, American Airlines and Continental Airlines. In 1971 Mr. Clark joined EDS in the Systems Engineering Development Program and progressed through a variety of technical, sales and management roles related to the financial and insurance industries. He assumed responsibility for the Financial Industry Group in 1986 and was named a corporate officer in 1989. He was appointed a Senior Vice President in 1996 and served as a member of the Global Operations Council, EDS' top executive team.

Mr. Clark previously served on the board of Carreker Corporation, a software solutions provider to the financial industry, and FundsXpress, Inc., a provider of internet-based financial products. Mr. Clark is a graduate of The University of Texas at Austin. He served three years in the U.S. Army, attaining the rank of Captain, and served as a company commander in Europe and Southeast Asia.

Richard L. Hunter (55)

Vice President of Dell's Global Consumer Services and Support team responsible for consumer customer contact centers in the Americas, APJ and EMEA since 2006. Previously, Mr. Hunter served as Vice President of Dell America's Operations. In this role, he managed the day-to-day operations of Dell's manufacturing facilities in Austin, TX; Nashville, TN; Winston-Salem, NC; and Eldorado de Sul, Brazil. He also led the Americas Remanufacturing and Returns Center Operations, Worldwide Fulfillment, Engineering and Quality, Demand-Supply, and the Environmental Health and Safety groups. Before that, Mr. Hunter held leadership roles in Portables manufacturing, supply chain management, and the Austin manufacturing operations organizations.

Prior to joining Dell in February 1998, Mr. Hunter worked for General Electric, Texas Instruments and Ericcson. He has more than 25 years of experience in high tech, manufacturing operations and supply chain management. Mr. Hunter graduated from the Georgia Institute of Technology with a degree in Mechanical Engineering. He serves on the Georgia Tech College of Computing Advisory Board and on the Massachusetts Institute of Technology China Leaders for Manufacturing Governing Board.

     Except as set forth in this Item 4, the Reporting Person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D under the Act.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated in its entirety as follows:

(a)

Reporting Person

Amalgamated

Pursuant to an Investment Management Agreement with R2, Amalgamated may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 4,605,351 shares of the Stock, which constitutes approximately 17.7% of the 26,038,099 shares of the Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i).

Controlling Persons

Scepter

Because of its position as the sole general partner of Amalgamated, Scepter may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 4,605,351 shares of the Stock, which constitutes approximately 17.7% of the 26,038,099 shares of the Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i).

Raynor

Because of his position as the President and sole shareholder of Scepter, which is the sole general partner of Amalgamated, Raynor may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 4,605,351 shares of the Stock, which constitutes approximately 17.7% of the 26,038,099 shares of the Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i).

To the best of the knowledge of the Reporting Person, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Common Stock.

(b)

Reporting Person

Amalgamated

Amalgamated has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Common Stock.

Controlling Persons

Scepter

Scepter has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Common Stock.

Raynor

Raynor has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Common Stock.

(c)  To the best of the knowledge of the Reporting Persons, none of the Item 2 Persons have effected any transactions in shares of the Stock in the past 60 days. On December 31, 2007, the Reporting Persons received 1,326 shares of Preferred Stock from the Issuer in lieu of a cash dividend.

(d)  The Reporting Person affirms that no person other than those persons named in Item 2 has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock owned by such Reporting Person.

(e)  Not applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED: January 2, 2008

AMALGAMATED GADGET, L.P. By: Scepter Holdings, Inc., its general partner By: /s/ Brandon Teague Brandon Teague, Director of Trading

                                                                       EXHIBIT INDEX

EXHIBIT                   DESCRIPTION

Exhibit 99.1 -- Preferred Stock Purchase Agreement (previously filed).

Exhibit 99.2 -- Form of Certificate of Designation of 2.5% Series B Convertible Preferred Stock (previously filed).

Exhibit 99.3 -- Form of Registration Rights Agreement (previously filed).

Exhibit 99.4 -- Common Stock Purchase Agreement (previously filed).